Exhibit 99.1

Annual General Meeting

The Registrant hereby announces that at the adjourned Annual General Meeting of shareholders held on July 18, 2018, the following proposed resolutions were adopted:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, Revital Cohen and Ziv Dekel and to elect Menachem Shmool to serve as directors on the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve an increase in the authorized share capital and to amend the Company’s Memorandum of Association and Articles of Association, accordingly.

3.	To approve an amendment of the 2003 Israeli Share Option Plan and an increase to the number of shares available for issuance thereunder.

4.	To approve the New Compensation Policy.

5.	To approve the 2018 Compensation Plans of the Company’s Executive Officers.

6.	To approve an additional grant of shares to Executive Officers and Active Chairman in connection with a contemplated acquisition.

7.	To ratify and approve the indemnification and exemption arrangements for directors and officers (excluding the CEO).

8.	To ratify and approve the indemnification and exemption arrangement for the CEO.

9.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2018, and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on June 4, 2018.